InVivo Therapeutics Holdings Corp.

One Broadway, 14th Floor

Cambridge, MA 02142

January 13, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Assistant Director

Re:	InVivo Therapeutics Holdings Corp.
Amendment No. 1 to Registration Statement to Form S-1 on Form S-3
Filed January 9, 2012
File No. 333-178584

Dear Ms. Ravitz:

This letter is submitted on behalf of InVivo Therapeutics Holdings Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement to Form S-1 on Form S-3 (the “Registration Statement”) filed on January 9, 2012, as set forth in your letter dated January 13, 2012 to Francis M. Reynolds (the “Comment Letter”). The Company is concurrently filing via EDGAR Pre-Effective Amendment No. 2 to Form S-3 in response to the Staff’s comments.

For reference purposes, the text of the Staff comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Exhibit 5.1

Comment No. 1

Please tell us why the limitation in the second full paragraph on page 5 is appropriate or remove it.

Securities and Exchange Commission

January 13, 2012

Response to Comment No. 1

In response to the Staff’s comment, the limitation has been removed from the legal opinion.

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If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 475-1520 or Bradley A. Jacobson of Greenberg Traurig, LLP at (617) 310-6205.

Sincerely,

/s/ Frank M. Reynolds

Frank M. Reynolds

Chief Executive Officer